March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Link

Re:	ACP Holdings Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-294120

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 24, 2026, in which we, Roth Capital Partners, LLC, as representatives of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for March 26, 2026, at 4:30 p.m., Eastern time, or as soon thereafter as practicable.

The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for assistance in this matter.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Co-Chief Executive Officer and
Head of Investment Banking